Exhibit 1

FOR IMMEDIATE RELEASE

Icahn and Southeastern Asset Management Announce

Enhancement to Proposal

New York, New York, July 12, 2013: Carl C. Icahn and his affiliates and Southeastern Asset Management today issued the following letter to stockholders of Dell Inc.

Dear Fellow Dell Stockholders:

We are today enhancing our proposal for a self tender offer at Dell.

UNDER OUR REVISED PROPOSAL DELL WOULD SELF TENDER FOR 1.1 BILLION SHARES OF DELL STOCK IN EXCHANGE FOR $14 PER SHARE PLUS ONE TRANSFERABLE WARRANT FOR EVERY FOUR SHARES PURCHASED IN THE SELF TENDER OFFER.  EACH WARRANT WOULD ENTITLE STOCKHOLDERS, FOR A PERIOD OF 7 YEARS, TO PURCHASE A DELL SHARE FOR $20.00 (THE “WARRANT”).  BASED UPON THE ASSUMPTIONS AND CALCULATIONS SET FORTH ON EXHIBIT 1, WE BELIEVE THAT THE TOTAL VALUE TO TENDERING STOCKHOLDERS WOULD BE APPROXIMATELY $15.50 TO $18.00 PER SHARE, AS COMPARED TO MICHAEL DELL/SILVER LAKE’S OFFER OF $13.65 PER SHARE.*  Because Icahn and Southeastern have agreed not to tender their shares, if you choose to tender, a minimum of 71% of your Dell stock would be purchased at $14 per share, PLUS the Warrant.  If others like us believe the future of Dell is bright and determine to hold all their stock, then obviously more than 71% of your shares would be accepted if tendered.

In our opinion ISS has done a great disservice to stockholders by making a recommendation focused on the criticism that stockholders cannot “immediately” be paid $14 in cash even if they vote down the proposed Michael Dell/Silver Lake freeze out transaction.  We believe this is a misguided criticism because stockholders will also not “immediately” receive the $13.65 from Dell even if they vote in favor of the Michael Dell/Silver Lake freeze out transaction.  In fact we believe that our proposed Dell self tender transaction would close sooner than the Michael Dell/Silver Lake transaction, which Dell has said it expects to close “during the third quarter of the Company’s current fiscal year, which quarter will end on November 1, 2013” and which is subject to the condition that they obtain antitrust approval from regulators in China.

* These estimates are based upon the assumptions and calculations set forth on Exhibit 1 and reflect only an illustration of the implied value of Dell based upon those assumptions and calculations. The foregoing and Exhibit 1 are not a prediction of the specific future market value of Dell stock or any warrant.

It is our understanding that it can take up to 180 days to receive such approvals once a filing is accepted.  Dell has provided little information about where it or Michael Dell/Silver Lake is in the process of procuring these necessary approvals.  In fact, if that approval is not obtained prior to the November 5 drop-dead date in the Michael Dell/Silver Lake merger agreement, Michael Dell/Silver Lake would have the right to walk away from the proposed merger with no penalty.  Where is the transparency on the status of that from Dell?  ISS focused on the risk of our transaction closing, but why have they not focused on the risk of Michael Dell/Silver Lake’s transaction closing?  Where are they in scrutinizing the Michael Dell/Silver Lake transaction?

OUR COMMITMENT

Icahn and Southeastern are not exposing an aggregate of $6 billion of capital just to get a bump in price from Michael Dell/Silver Lake.  We are completely committed to our proposal and believe that it is economically better for stockholders than the Michael Dell/Silver Lake freeze out transaction.  We are also completely committed to bringing in management that we expect to be far superior to Michael Dell who we believe has had an abysmal record during the last three years.  We believe there would be several excellent candidates for this position who would be very interested in running this company once a clear mandate has been established.

THE SPECIAL COMMITTEE

We continue to view our proposal, particularly with the addition of the Warrant, as economically better for stockholders than the Michael Dell/Silver Lake freeze out transaction. We would be happy to meet with the Dell Special Committee to discuss our proposal and, as in the past, we could recast our proposal from a company self tender offer to a merger if that structural modification would help the Special Committee to support us.

ASK YOURSELF -- WHAT ARE MICHAEL DELL/SILVER LAKE DOING?

Our years in business have taught us to ask:  Why do Michael Dell and Silver Lake, both very astute investors, want to buy Dell -- even with all of the business risks that the Special Committee is warning us about?  And why are the financial institutions that are providing billions to finance that acquisition willing to do so in the face of these risks?

VOTE DOWN THE MICHAEL DELL/SILVER LAKE DEAL.  VOTE IN OUR SLATE AT THE ANNUAL MEETING WHEN IT IS HELD.  SEND DELL THE MESSAGE THAT YOU SUPPORT A DELL SELF TENDER OFFER FOR CASH AND WARRANTS THAT WILL ALLOW YOU TO ENJOY THE UPSIDE POTENTIAL AT DELL.

We continue to urge stockholders to vote AGAINST the Michael Dell/Silver Lake transaction.  We believe the future for Dell is bright and we hope that you agree.

Sincerely,

Carl C. Icahn                                                      O. Mason Hawkins                                G. Staley Cates
Icahn Enterprises LP                                        Southeastern                                          Southeastern
                                                                            Asset Management                               Asset Management

For assistance in voting your shares, please contact D.F. King & Co., Inc., which is assisting Icahn and Southeastern, at 1-800-347-4750 (banks and brokers call 1-212-269-5550) or by e-mail at dell@dfking.com.

NOTICE TO INVESTORS

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT, DATED JUNE 26, 2013, AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY ICAHN ENTERPRISES, LP, SOUTHEASTERN ASSET MANAGEMENT, INC. AND THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF DELL INC. FOR USE AT DELL INC.’S SPECIAL MEETING OF STOCKHOLDERS SCHEDULED TO BE HELD ON JULY 18, 2013 BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION.  A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY HAVE BEEN MAILED TO STOCKHOLDERS OF DELL INC. AND ARE ALSO AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT, DATED JUNE 26, 2013. EXCEPT AS OTHERWISE DISCLOSED IN THE DEFINITIVE PROXY STATEMENT, THE PARTICIPANTS HAVE NO INTEREST IN DELL INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK OF DELL INC. AS DISCLOSED IN THE DEFINITIVE PROXY STATEMENT.  WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this letter, and the documents referred to in this letter, are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives.  Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties.  Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties.  Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements.  Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this letter include, among other things, the factors identified under the section entitled “Risk Factors” in Dell’s Annual Report on Form 10-K for the year ended February 1, 2013 and under the section entitled “Cautionary Statement Concerning Forward-Looking Information” in Dell’s Definitive Proxy Statement filed with the SEC on May 31, 2013.  Such forward-looking statements should therefore be construed in light of such factors, and Icahn and Southeastern are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Susan Gordon

(212) 702-4309